

May 9, 2016

Spiro Rombotis
President and Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
200 Connell Drive, Suite 1500
Berkeley Heights, NJ 07922

> **Re:** **Cyclacel Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 29, 2016**
> **File No. 333-211046**

Dear Mr. Rombotis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Footnote 6 to the registration fee table indicates that you intend to rely on Rule 415(a)(6) under the Securities Act to include a total of $28,779,261 of unsold securities that had previously been registered under your registration statement on Form S-3 that was declared effective on April 22, 2013 (the "prior registration statement"). We note that this replacement registration statement was filed on April 29, 2016, which is more than three years past the date that the prior registration statement went effective. Because Rule 415(a)(6) requires that a replacement registration statement be filed "prior to the end of the three-year period described in paragraph (a)(5) [of Rule 415]," you do not appear to be eligible to rely on Rule 415(a)(6). Accordingly, please confirm that no offers or sales of previously registered securities have been made since April 22, 2016, the expiration date of the prior registration statement. Please also amend this registration statement to remove footnote 6 to the registration fee table and other disclosure, if any, describing your reliance on Rule 415(a)(6). To the extent that you still intend to register the unsold securities from

the prior registration statement, please refer to Securities Act Rules Compliance and Disclosure Interpretation 212.26 for guidance on the use of Rule 457(p).

Exhibit Index, page II-6

2. We note that you intend to file your forms of indenture by amendment or as exhibits to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act. Please be advised that these documents must be filed as exhibits to your registration statement prior to effectiveness, as this is when the indentures will be qualified pursuant to the Trust Indenture Act of 1939.

Exhibit 5.1

3. We note your statement on page 37 of your registration statement that "[t]he indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York…" We also note the statement in the legal opinion that counsel "do[es] not express any opinion as to the laws of any other jurisdiction other than the General Corporation Law of the State of Delaware and the United States federal laws." In our view, counsel has not provided an opinion with respect to each relevant jurisdiction as it is not sufficient to state that "[m]embers of our firm are admitted to the Bar of the State of New York." Please file a revised legal opinion that expressly states that, at least with respect to the indentures and debt securities, counsel is opining as to the laws of the State of New York.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina Thomas at (202) 551-3577 with any questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Joel I. Papernik, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.